Halo Companies, Inc. One Allen Center, Suite 500 700 Central Expressway South Allen, TX 75013 o: 214.644.0065 f: 214.644.0070

June 17, 2011

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halo Companies, Inc. (the “Company”) Form 10-K for fiscal year ended December 31, 2010 Filed March 31, 2011 File No. 000-15862

Dear Mr. Spirgel:

This letter is being submitted in response to the comments set forth in the May 31, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  The responses to the Comment Letter appear below, in numerical order corresponding to the Staff’s comments.

Form 10-K for fiscal year ended December 31, 2010
General

Comment #1.
We note that you have recently refocused your business on the operations of Halo Asset Management, LLC.  In connection with these operations, we also note your $20 million collateralized debt offering secured by your real estate assets.  Tell us in your response letter why you should not be considered an investment company under the Investment Company Act of 1940.

Response:
Halo Asset Management (“HAM”) currently conducts its operations, and will continue to conduct its operations, so as not to become regulated as an investment company under the Investment Company Act of 1940.
HAM believes it can avail itself of the following exemptions under the Investment Company Act:
Section 3(c)(1):  The securities offered by HAM are beneficially owned by fewer than one hundred persons.  Additionally, HAM does not propose to make a public offering of its securities.
Section 3(c)(5):  HAM is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or period payment plan certificates.  Additionally, HAM is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.
Section 3(c)(6):  HAM is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate, and more than 25 percent of HAM’s gross income is derived from such business.

Forward-Looking Statements, page 4

Comment #2.
Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you.  Please remove reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response:
The Company shall amend its filings and remove any references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Government Regulation, page 7

Comment #3.
Your disclosure is vague.  Expand to discuss the effect of existing or probable governmental regulations on your operations, particularly the new focus of your operations on Halo Asset Management and Halo Portfolio Advisors, LLC.

Response:
The Company shall amend its filings and add the following:

Regulatory Environment & Government Regulation

In the United States, we are regulated pursuant to laws applicable to businesses in general.  And in some areas of our business, we are subject to specific laws regulating the availability of certain material related to, or to the obtaining of, personal information.  Adverse developments in the legal or regulatory environment relating to the debt collection, mortgage servicing and mortgage origination industries in the United States could have a material adverse effect on our business, financial condition and operating results.  A number of legislative and regulatory proposals from the federal government and various state governments in the areas of debt collection, mortgage servicing, mortgage origination, consumer protection, advertising, and privacy, among others, have been adopted or are now under consideration.  We are unable at this time to predict which, if any, of the proposals under consideration may be adopted and, with respect to proposals that have been or will be adopted, whether they will have a beneficial or an adverse effect on our business, financial condition and operating results.

For the mortgage origination and mortgage servicing industries in particular, legislation in the United States has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations, some of which carry substantial penalties for failure to comply. These laws and regulations increase the cost of doing business and, consequently, affect profitability. Since new legislation affecting the mortgage origination and mortgage servicing industries is commonplace and existing laws and regulations are frequently amended or reinterpreted, the company is unable to predict the future cost or impact of complying with these laws and regulations.  However, the company considers the cost of regulatory compliance a necessary and manageable part of its business.  Further, the company has been able to plan for and comply with new regulatory initiatives without materially altering its operating strategies.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Revenue Recognition and Accounts Receivable, page 16

Comment #4.
For your HFS services, tell us what you mean by the statement that you recognize revenue once the client makes one payment.  Tell us if the revenue is recognized over the term of the relationship, once the first payment is made, or some other method and why you determined that method is appropriate.  Tell us how you typically collect cash related to these services.  Also, tell us how you factored in collectability in your policy.

Response:
Revenue Recognition
For each HFS customer, the contractual agreement with HFS requires that HFS obtain a satisfactory settlement between the customer and the creditor to whom the customer is indebted, in order for HFS to earn its fees.  More specifically, the customer must (1) accept the particular settlement agreement with the creditor and (2) make an initial payment to the creditor, in order for HFS to earn its fees.

HFS only recognizes revenue once these two steps are concluded, since HFS’ performance is then complete.  This approach is consistent with GAAP revenue recognition standards and with the Federal Trade Commission’s Telemarketing Sales Rule (“TSR”) applicable to debt settlement fees.

By way of further explanation, since a customer’s contractual agreement with HFS requires that HFS obtain a satisfactory settlement, a later payment default by the customer does not impact HFS’ revenue recognition, since HFS’s performance is complete.  Accordingly, once a settlement agreement is in place and a customer has made the initial payment under that settlement agreement, if the customer subsequently defaults on his or her settlement agreement with the creditor, that payment default does not impact HFS’ revenue recognition.  HFS completed the required service, and has earned its revenue in full.  It is at this time that collectability is assessed.

HFS may enter into a contractual agreement with one customer requiring HFS’ services with respect to several of the customer’s creditors. The revenue recognition policy described above holds true for each such creditor, on a stand-alone basis.

Cash Collections
HFS utilizes a 3rd party special purpose bank account (“SPA”) for each customer, to accumulate the funds necessary to satisfy settlements and to pay HFS’ fees.  For each HFS customer, the contractual agreement with HFS requires that the customer make monthly contributions to the SPA, in set amounts.

Per regulatory guidelines (in particular, the Federal Trade Commission’s TSR), HFS may collect its fees once both steps of the settlement process have been completed, as described above.  Accordingly, at time of revenue recognition, a corresponding accounts receivable balance is booked by HFS.

HFS finalizes its fee schedule, with each customer and on a creditor-by-creditor basis, at the time a settlement agreement is in place.  As a point of information, HFS structures this fee schedule in an attempt to collect most of its fees within the first few months after such settlement.

The structure of a particular fee schedule, and the timing of a customer’s payments to HFS under that schedule, is separately agreed upon between HFS and its customer.  And the structure will vary customer to customer, depending on several factors, including (1) the amount of the customer’s monthly installment payments into the SPA, (2) the number of creditor settlement plans the customer has outstanding, (3) the payment terms contained in the creditor settlement agreement (some agreements allow for installment payments with extended payment terms and some agreements allow for only lump sum payments), and (4) the customer’s cash needs to satisfy another upcoming settlement.  Typically, HFS will not settle more than one or two creditor accounts at a time for any particular customer, without collecting the fees owed to HFS.

Comment #5.
For your HDS services tell us how you determined that recognizing revenue over the average service period is appropriate.  Tell us how this period coincides with the collection of cash related to these services.  Also, tell us how you factored in collectability in your policy.

Response:
The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance, none of which is specific to the Debt Settlement Industry.  Consequently, in the absence of authoritative literature addressing a specific arrangement or a specific industry, HDS has considered existing broad revenue recognition criteria specified in the FASB’s conceptual framework, pursuant to SEC Staff Accounting Bulletin: No. 104.  Per the criteria, revenue generally is realized or realizable and earned, when all of the following are met:

•	Persuasive evidence of an arrangement exists

For HDS, a detailed service agreement is entered into for each customer, and that service agreement serves as evidence of the arrangement.

•	Delivery has occurred and services have been rendered

Background discussion and several comments regarding this point are set forth below.

1) Performance of the Service. After performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer's rights to (a) test the delivered product, (b) require the seller to perform additional services subsequent to performance of an initial service, or (c) identify other work necessary to be done before customer acceptance. The contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the service provider should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

Consistent with the background provided above, HDS clearly outlines in each customer service agreement (a) the services to be performed and (b) HDS’ contractual obligations relating to the customer’s acceptance.  The services to be performed are clearly defined, such that HDS will have fully performed its obligations under the agreement, and earned its fee, upon presentation to the customer of a settlement offer for a stated percentage (or lower) of amounts owed to the particular creditor.  The amount of time and effort required to secure the settlement is discussed further below.

2) Substantial Completion. A service provider should substantially complete or fulfill the terms specified in the arrangement in order for performance to have occurred. When applying the substantially complete notion, only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the inconsequential or perfunctory actions would not result in the customer receiving a refund or rejecting the services performed to date. In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the arrangement, all remaining costs of performance or delivery should be accrued. As a note, formal customer sign-off is not always necessary to recognize revenue provided that the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied.

Consistent with the background provided above, HDS has determined that by completing the effort it takes to secure a settlement offer from a creditor that is at (or better than) the contractually defined settlement threshold (as discussed above), HDA has substantially performed its obligations under the arrangement and delivered the service in good faith, leaving only perfunctory and inconsequential actions (if any) to be performed.

3) Term of Recognition. Provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period, during which those specified services will be performed, whichever is longer.

Consistent with the background provided above, HDS recognizes its revenue over the term that it takes to secure a settlement offer that is at (or better than) the contractually defined settlement threshold.  It is over the term that it takes to secure a settlement offer that HDS has substantially performed its service and recognizes its revenue.  The amount of time it takes to receive a settlement offer from a creditor to satisfy HDS’ contractual obligation averages 10 months. This time period is supported by empirical historical evidence from both previous and existing HDS customers.

•	The seller’s price to the buyer is fixed or determinable

The service agreement between each customer and HDS provides as follows:

“Guarantee. If HDS fails to fully render the services described clearly in the definition of service (discussed above) within the term of this agreement, HDS will refund Client 100% of the service fee for each Account on which HDS did not fully render services. If Client terminates this Agreement prior to 30 months from the Effective Date of this Agreement, not allowing HDS the opportunity to fully render its service, Client agrees that all fees collected prior to termination are earned by HDS and will not be refunded.”

The possibility of refunds is the only variable that would impact the fixed or determinable character of the fees earned by HDS.  However, HDS has been able to accurately and reliably estimate refunds, based on historical customer data; consequently, HDS’ actual historical refunds have been immaterial to HDS and to Halo Companies, Inc. as a whole.

•	Collectability is reasonably assured

HDS has established a comprehensive measure of the collectability of its service fee over the term that the service is provided.  Although it varies by customer, approximately 65-75% of the service fee is collected during the average service period.

The balance of the service fee is collected following the average service period, in part as a courtesy to HDS’ client base.  HDS may allow a customer a contractually agreed-upon extended period of time to pay HDS, based on the customer’s overall need for financial assistance.  The deferral also benefits HDS, as the contractually agreed extended payment terms allow the customer to save more money and apply those additional funds to the creditor settlements, further enhancing HDS’ overall collectability.

HDS establishes an allowance, based on past transaction history with customers, current economic and industry trends, and changes in customer payment terms.  HDS provides for estimated uncollectible amounts through an increase to the allowance for doubtful accounts and a charge to earnings.  Balances that remain outstanding after HDS has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts.

Comment #6.
Please supplementally provide us with the details of your revenues by service line.

Response:
This detail for both 2010 and 2009 is provided in Attachment A to this response letter.

Note 17.  Shareholders’ Equity, page F-22

Comment #7.
We note that you have issued 21.2M shares of common stock to Equitas Asset Management, LLP in a series of transactions.  Tell us:
•	How you determined that the acquisition was not a business combination;
•	The nature of the intangibles received in the transaction;
•	If any employees or personnel of Equitas will be involved in the generation of the cash flows of EHF;
•	All of the responsibilities and obligations of Equitas under the agreements; and
•	The restrictions, if any, on the ability of Equitas to trade the shares

Response:
As a point of clarification, the common stock of Halo was issued to the members / equity owners of Equitas Asset Management, LLC, and not the entity itself, as part of the Assignment and Contribution Agreement.  The members of Equitas Asset Management, LLC who received the Halo shares, included several individuals and one entity.

Halo determined that the acquisition was not a business combination because Halo acquired a self-contained asset -- the identifiable trade secrets described below.  No other assets were acquired (i.e. no customer lists, no employees, etc.).
***
The nature of the intangibles is trade secrets – that is, intellectual property.  Halo entered into the Assignment and Contribution Agreement based on the historical performance of Equitas Asset Management in the monetization of (a) non-performing, residential mortgage notes and (b) foreclosed family homes (also known as REO, an industry term for real estate that is owned).  Equitas Asset Management had developed a proprietary set of methodologies (including mathematical formulae) for valuing, resetting or modifying and disposing of REO and non-performing mortgage notes.  These methodologies had been used to evaluate bank-owned portfolios of REO and non-performing mortgage notes, as a prelude to the purchase of those portfolios at deeply discounted prices.  Once the assets were purchased, a proprietary method of resetting the asset values and modifying the non-performing notes had been used to turn the entire portfolio into a performing set of assets.  Cash payments were then collected for the servicing of the performing notes until such time as the performing assets were sold in bulk to a new owner.

As a point of information, prior to the time that Equitas Asset Management became a part of Halo, Halo was prohibited by contract from utilizing this proprietary set of methodologies to compete in the distressed asset investment market.

As a consequence of the contribution of Equitas Asset Management to Halo, Halo now owns the proprietary set of methodologies that formerly had been used by Equitas Asset Management, to recreate that company’s proven success.
The Assignment and Contribution Agreement requires no contribution of time or effort by any of the former members of Equitas Asset Management.  Nor does the Assignment and Contribution Agreement require that Halo offer employment to any of the former owners of Equitas Asset Management.  Further, the shares of Halo common stock issued to the former members of Equitas Asset Management were not tied to any contribution of time or effort by any of such members.

Halo now owns the proprietary set of methodologies and can recreate/duplicate these methodologies at will, separable from any of the former members of Equitas Asset Management.
Management considered the following factors in its analysis relating to the acquisition of viable trade secrets:

•	How well is the information known outside of the business;
Answer:  This information is not well known outside the business and in fact, we believe that if others had knowledge of the information then competition in our sector would increase and our ability to make profits and separate ourselves from competition would decrease.

•	How well is the information known by employees and others involved in the business;
Answer:  The information in its entirety is known by relative few in the business and only those high ranking officers within Halo who have a need to know.

•	How well are measures taken to guard the secrecy of the information;
Answer:  The information is carefully guarded and protected by confidentiality and non-disclosure agreements when it needs to be discussed.

•	How valuable would the information be to the Company and to competitors;
Answer:  The information would be extremely valuable to competitors.  Many competitors are trying to operate this business and can’t do so at high enough profit margins to attract quality investment capital.  If our information was made known to them, we believe their profit margins would increase and their ability to raise quality investment capital would also increase, thereby increasing the competition in our business and reducing our opportunities to buy quality assets and attract quality investors.

•	How easy or difficult would it be to duplicate the trade secret by others;
Answer:  It would be extremely difficult for others to duplicate this trade secret without any disclosure of the information by those who have it.  However, if improperly disclosed, it could be easily duplicated by others to the detriment of Halo.  Halo has documentation of the trade secrets in memo form as well as in the software coding of the system used by Halo to make metric decisions.

As noted in the 10-K filing, specifically Note 2 under Identifiable Intangible Assets, the intangible asset will be amortized over its useful life, determined by management to be two years. This is the period over which the asset is expected to contribute to the future cash flows of the company.  Halo management believes that it has a finite period during which it can use the trade secrets in the current business market for REO and non-performing mortgage notes.

***

As part of a transition period, Halo has offered employment to two of the former members of Equitas Asset Management.  However, to date, only one of the two individuals has been hired by Halo.  That employee will be involved in the generation of cash flows of Halo but is not a necessary or integral part of the generation of those cash flows.  Halo has sufficient capable resources to fully avail itself of the proprietary set of methodologies acquired, and the employment of any one or more of the former members of Equitas Asset Management is not required for Halo to realize the value of this intellectual property.  Halo would still be able to operate the business and generate cash flows in the same manner, regardless of such persons’ participation or lack thereof.

As noted above, the Assignment and Contribution Agreement requires no contribution of time or effort by any of the former members of Equitas Asset Management.  Nor does the Assignment and Contribution Agreement require that Halo offer employment to any of the former owners of Equitas Asset Management.  Further, the shares of Halo common stock issued to the former members of Equitas Asset Management were not tied to any contribution of time or effort by any of such members.

Halo management also considered formal accounting guidance in connection with the characterization of the Assignment and Contribution Agreement.  Specifically, management reviewed Accounting Standards Update No. 2010-05 as it relates to Compensation – Stock Compensation (Topic 718) and the codification of EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation, and notes the following:

•
Per the Accounting Standards Update, “When evaluating whether the presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.  If the escrowed shares will be released or canceled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the company, rather than compensatory.  In such cases, the SEC staff believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly issued securities.”

Halo is of the view that the transaction evidenced by the Assignment and Contribution Agreement – in which the shares issued to the former members will be subject to cancellation without regard to continued employment – is analogous to the escrow arrangements contemplated by the referenced Accounting Standards Update.  Accordingly, Halo is of the view that the transaction evidenced by the Assignment and Contribution Agreement is “in substance an inducement made to facilitate the transaction on behalf of the company, rather than compensatory.”

***

The only responsibilities of the former members of Equitas Asset Management under the Assignment and Contribution Agreement were to deliver assignments of the Equitas Asset Management membership interests at closing.  Post closing, the former members of Equitas Asset Management had no further obligations.

***

In addition to applicable state and federal securities laws and regulations, the former members of Equitas Asset Management are restricted from trading their shares of Halo common stock pursuant to a lock up agreement.

Comment #8.
Please provide us with a schedule of the details of your allowance for accounts receivable in accordance with Rule 12-9 of Regulation S-X.  Also confirm that you will provide this schedule in future filings.

Response:
Halo confirms that it will provide the following schedule in future filings.

	Balance at Beginning of Period	Charged to Expense or Other Accounts	Other (1)	Balance at End of Period
Year ended December 31, 2010
Allowance for doubtful accounts	$207,074	$1,831,014	$1,707,003	$331,085
Year ended December 31, 2009
Allowance for doubtful accounts	$90,767	$1,640,649	$1,524,342	$207,074

(1)	Includes bad debt write-offs

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brandon Cade Thompson
Brandon Cade Thompson
Chief Executive Officer

Attachment A

2010
Halo Credit Solutions, LLC	Halo Debt Solutions, Inc.	Halo Group Mortgage, LLC	Halo Group Realty, LLC	Halo Select Insurance Services, LLC	Halo Financial Services, LLC	Halo Portfolio Advisors, LLC	*Other	TOTAL

$119,079	$5,649,702	$93,000	$563,278	$99,547	$61,826	$203,172	$71,600	$6,861,204

*	Other Halo subsidiaries (collectively immaterial) for the fiscal year ended December 31, 2010.
These subsidiaries include Halo Asset Management, LLC, Halo Benefits, Inc, Halo Choice Insurance Services, LLC and Halo Loan Modification Services, LLC

2009
Halo Credit Solutions, LLC	Halo Debt Solutions, Inc.	Halo Group Mortgage, LLC	Halo Group Realty, LLC	**Other	Total

$95,034	$8,470,856	$243,475	$212,374	$92,217	$9,113,956

**	Other Halo subsidiaries (collectively immaterial) for the fiscal year ended December 31, 2009.
These subsidiaries include Halo Benefits, Inc, Halo Choice Insurance Services, LLC and Halo Loan Modification Services, LLC